SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE FIRST SENTENCE IN THE FIRST PARAGRAPH OF THE PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-162110, 333-162795 and 333-166364),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE to Acquire eglue, a Leading Provider of Real-Time Decisioning and Agent Guidance Solutions, Dated June 10, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: June 10, 2010

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EXHIBIT INDEX

99.1 Press Release: NICE to Acquire eglue, a Leading Provider of Real-Time Decisioning and Agent Guidance Solutions, Dated June 10, 2010.

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NICE to Acquire eglue, a Leading Provider of Real-Time Decisioning and Agent Guidance Solutions

●       The eglue offering augments the NICE SmartCenter suite for optimizing Customer Dynamics, turning insights into immediate business impact with advanced real-time decisioning and guidance modules, enabling "next-best action" for contact center agents

●       eglue`s capabilities of process automation, real-time monitoring and guidance will extend NICE`s ability to address workforce efficiency, effectiveness, and compliance adherence in  back office operations

●       Deal is expected to be accretive to NICE on a non-GAAP fully diluted EPS basis starting first quarter 2011

RA`ANANA, ISRAEL, June, 10, 2010 - NICE Systems (NASDAQ: NICE) a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced the signing of a definitive agreement to acquire eglue, a leading provider of real-time decisioning and guidance solutions. NICE customers will benefit from the strategic expansion of the company`s enterprise contact center and back office offering, enhancing and further impacting compliance adherence, operational efficiency, customer experience and sales and marketing effectiveness, enabling their organization to become more customer-centric.

Under the terms of the agreement, NICE will be acquiring the company for a total cash consideration of approximately $29 million. The transaction price may be increased by up to an additional $6 million, subject to certain performance criteria.

The combination of eglue`s leading real-time decisioning and guidance capabilities and the NICE SmartCenter suite of intent-based business solutions will enable contact centers to harness Customer Dynamics, turning insights from cross-channel customer interactions into business impact in real time. For example, an agent servicing a customer that has previously called the contact center regarding the same issue will receive a real-time alert about the customer`s sequence of prior interactions across the different communication channels (web, chat, text, etc.) and be presented with all the necessary information and steps to efficiently resolve the customer issue. Furthermore, the agent will be provided with personalized real-time guidance to leverage and act upon cross-sell or up-sell opportunities.

"A major trend that will dominate customer service strategies over the next five years is providing contact center agents a combination of business rules and business knowledge in real time," said Michael Maoz, Research Vice President at analyst and advisory firm Gartner. "The ability to impact interactions based on analysis of the most relevant customer and interaction data is key to delivering an excellent customer experience."

eglue`s capabilities will also significantly extend NICE`s ability to address workforce efficiency, effectiveness, and compliance adherence in back office operations.

Founded in 2001, eglue is headquartered in the US, with offices in Israel and Europe. Its solutions have been installed at dozens of customer sites worldwide, including first-tier telecom carriers, and financial services, retail, travel and utility companies.

"Joining NICE is an important and exciting step for eglue and its customers," said Omer Geva, Co-Founder and Chief Executive Officer, eglue. "Together, we`ll expand our global outreach to support the evolving needs of customers in both the contact center and back office arena worldwide. Being a part of NICE will enable us to provide unmatched capabilities to our customers by addressing their most pressing business challenges."

"The joint eglue-NICE SmartCenter solutions close the loop on key business improvement processes required by enterprises worldwide, turning business insights into impact in real time. Together, we will further advance NICE`s innovative Customer Dynamics strategy to improve the complex, ongoing exchange between companies and their customers, as companies strive to gain a competitive edge, retain satisfied and loyal customers, while operating in the most efficient and profitable manner," said Zeevi Bregman, President and Chief Executive Officer, NICE Systems. "We are excited about the many opportunities presented by this strategic move. With eglue`s real-time decisioning and guidance offering, we augment our intent-based business solutions -- a major growth driver for NICE -- as well as extend our reach into back office operations, which today is a significant and underserved market. We expect that the addition of eglue will contribute to NICE`s growth and profitability in the years to come. We look forward to having eglue`s strong management and professional teams join NICE."

The transaction is subject to the satisfaction of customary closing conditions and is anticipated to close during the third quarter of 2010.

Following closing and as a result of the acquisition, NICE expects to generate additional non-GAAP revenues of several million dollars in 2010 and to be slightly dilutive on a non-GAAP earning per fully diluted share basis in each of the last two quarters of 2010. Furthermore, the acquisition is expected to become accretive on a non-GAAP earnings per fully diluted share basis in the first quarter of 2011.  These estimates exclude acquisition related expenses and amortization of acquired intangible assets as well as certain business combination costs.

The outlook provided may change as the integration proceeds and acquisition accounting is finalized.

About eglue

eglue is a global provider of unique solutions that maximize the return on every customer interaction. The eglue solution impacts the bottom and top lines in the contact center by reducing operational expenses, generating new revenue and retaining customers, all in real time. eglue increases business and IT agility, and ensures a quick return on investment (ROI). Founded in 2001 by Moshe Avlagon and Omer Geva, eglue is headquartered in Hoboken, NJ, with offices in the UK and Israel and serves Fortune 500 companies worldwide. More information on eglue can be found at www.eglue.com.

About NICE SmartCenter

NICE SmartCenter is the premier solution suite for helping companies optimize Customer Dynamics, with unique capabilities for capturing customer and organization intent, analyzing interactions and transactions for insight, and generating impact on the interaction and the business. NICE SmartCenter includes pre-packaged business solutions that address specific business issues, powered by best-in-class functional components spanning call recording, quality management, workforce management, cross-channel interaction analytics, including speech analytics, real-time guidance, and  performance management. The business solutions capture, analyze and impact customer interactions in real time, across a variety of channels, from audio, email and chat to social media and text messaging.  The solutions include nine packaged offerings: Customer Churn Reduction, Sales Effectiveness, Customer Experience, Marketing Effectiveness, Collections Optimization, Quality Optimization, First Contact Resolution Optimization, Average Handle Time Optimization, and Compliance Management.  These solutions can be deployed on premise, in a hosted model, or via a managed service, and can be implemented stand-alone or fully integrated with customer relationship management and business intelligence solutions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449
Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer. Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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